TYPE:                      425
SEQUENCE:                  1
DESCRIPTION:               FILING OF COMMUNICATION

                      Filed by Juno Online Services, Inc.
             Pursuant to Rule 425 under the Securities Act of 1933
                     Subject Company: United Online, Inc.
                         Commission File No. 000-26009

Contacts:

Becky Yeamans, Juno Investor Relations
(212) 597-9274 or ir@support.juno.com

Gary Baker, Juno Public Relations
(212) 597-9005 or pr@support.juno.com


Juno Reports Second Quarter Results

* Net Loss Shrinks By More Than 70% Compared With Prior Quarter, More Than 90% Year-Over-Year

* Company Achieves First-Ever Positive Pro Forma EBITDA

* Billable Service Revenues Increase 34.4% Compared With Q2 2000


NEW YORK, NY (July 26, 2001) -- Juno Online Services, Inc. (Nasdaq: JWEB), one of the nation's largest Internet access providers, today reported revenues of $29.4 million for the second quarter of 2001, up from $28.7 million reported for the previous quarter. Juno derives revenue primarily from subscription fees it charges for its premium Web access services, and to a lesser extent from the sale of advertising and from various forms of electronic commerce.

The company's net loss for the second quarter was $2.6 million ($0.06 per share), an improvement of 73.2% compared with the net loss of $9.6 million ($0.23 per share) the company reported for the first quarter of 2001, and a 94% improvement compared with the net loss of $42.9 million ($1.11 per share) reported for the year-ago quarter. Furthermore, the company reported positive pro forma EBITDA for the first time in its history: excluding expenses associated with Juno's planned merger with and pending patent litigation involving NetZero, Juno reported positive pro forma EBITDA of $446,000 ($0.01 per share) for the second quarter.

Management believes the significant bottom-line improvement the company achieved in the second quarter was in part the result of Juno's successful reduction of operating expenses and improvement of billable services margin through the adoption of measures designed to increase average revenue per billable subscriber and to encourage heavier users of the company's free service to modify their usage patterns or upgrade to a billable service. As projected, these measures (together with an 88.7% year-over-year reduction in expenditures for subscriber acquisition) contributed to both a decline in Juno's subscriber count and an improvement in profitability per subscriber during the second quarter. Active and billable subscriber count are expected to decline further over the coming quarters, as the company continues to manage its subscriber base in a manner consistent with its goal of maximizing per-subscriber profitability and minimizing the burden imposed by the costliest segments of the base. Juno had 3.3 million active subscribers in the month of June 2001, including 884,000 billable service subscribers. Billable subscribers represented 26.4% of Juno's active subscriber base in June, up from 22.0% in March 2001.

At the end of the second quarter, the company had approximately $42.0 million in cash and cash equivalents, an amount management continues to believe should be more than adequate to fund Juno's operations until the business becomes cash-flow positive. Based on current projections (without taking into account the planned merger with NetZero), management would expect the company's net loss for the final six months of 2001 to total less than $2 million.

"We are extremely pleased with Juno's operating results for the second quarter and with the prospects for the business going forward," said Charles Ardai, Juno's president and chief executive officer. "We anticipate achieving further expense reductions in the current quarter, and expect to bring to our merger with NetZero not only a large billable subscriber base and significant expertise in converting free subscribers into paying customers, but also a strong bottom line and the valuable operating experience we have gained in the course of driving the company so aggressively toward profitability."

In the second quarter, billable services represented 84.4% of Juno's revenues, while the remaining 15.6% came from various forms of advertising sales and electronic commerce. The company expects this ratio to continue shifting toward billable service revenues in the third quarter.

Revenue from billable services totaled $24.8 million in the second quarter, up from $18.4 million in the year-ago quarter and $22.9 million in the first quarter of 2001. Over the coming quarters, the company plans to continue its use of measures designed to improve the "bottom-line" profitability of its billable services, and management expects that gross revenues from billable services will decline modestly, due in part to a certain amount of subscriber attrition that is projected to result from these measures.

Revenue from advertising and transaction fees totaled $4.6 million in the second quarter of 2001, down from $10.7 million in the year-ago quarter and $5.8 million in the first quarter of 2001. This continuing decrease in advertising revenues can be attributed in large part to the widely reported decline in the market for Internet advertising, manifested in part through reduced signings and the reduction or cancellation of certain existing advertising contracts. Although advertising and transaction fee revenues are currently expected to decline in the third quarter by an amount roughly comparable to the decline in the second quarter, Juno's backlog of advertising revenue remained relatively flat at about $7 million as of the end of the just-completed quarter, which management believes may signal improved stability in this revenue line for the fourth quarter. In response to current market conditions, however, the company is continuing to draw on the flexibility associated with its multiple revenue streams and tiered service levels to reduce its reliance on advertising revenue and to increase its focus on billable service revenues, at least for the time being.

Cost of revenues improved sequentially as a percentage of total revenues, to 48.9% in the second quarter, as compared with 58.8% in the first quarter. Cost of revenues for billable services decreased in relation to corresponding revenues primarily as a result of a 6.5% increase in average monthly subscription fees realized per billable subscriber as well as cost efficiencies achieved in customer service operations. The cost of advertising and transaction fees as a percentage of related revenues increased principally as a consequence of a reduced advertising revenue base over which to allocate related overhead costs.

Overall operating expenses dropped to $17.6 million in the second quarter, down from $58.8 million in the year-ago quarter and from $22.1 million in the first quarter of 2001. Savings were driven by reductions in telecommunications hours associated with the free service and in expenditures for subscriber acquisition, as well as by the positive impact of previously reported reductions in staff-related expenses. Subscriber acquisition expenses dropped to $4.3 million in the second quarter of 2001, down from $38.1 million in the year-ago quarter and $6.3 million in the first quarter of 2001. Operations, free service expenses dropped to $4.0 million in the second quarter, down from $9.5 million in the year-ago quarter and $6.3 million in the first quarter.

On a combined basis, Operations, free service expenses and the portion of cost of revenues that is associated with the free service averaged approximately $0.62 per active free subscriber per month in the second quarter, down 23% from approximately $0.81 per month in the first quarter. This per-subscriber cost is substantially lower than Juno's management has seen reported by other Internet access providers. In addition to the effects of the measures described above, Juno believes its cost advantage to be due in part to the use of its patented offline technology to minimize connection time per subscriber while preserving the revenue opportunity associated with offline usage hours.

"Juno's powerful technology and improved operating efficiencies have put us in a strong position for upcoming quarters," said Harshan Bhangdia, Juno's chief financial officer. "The improvement in our results is attributable both to these factors and to the outstanding job our staff has done in executing on our plans. Our team is looking forward to applying the same level of dedication and talent to establishing United Online as a leader in the consumer Internet space."

The terms of the strategic merger agreement announced on June 7, 2001 call for Juno and NetZero to become wholly owned subsidiaries of United Online, Inc., a newly formed company. United Online filed its initial Form S-4 with the Securities and Exchange Commission on June 22, 2001 and, following the closing of the merger, is expected to trade on Nasdaq under the symbol UNTD.

About Juno

Juno Online Services, Inc. is one of the nation's leading Internet access providers, with 3.3 million active subscribers during June 2001. Founded in 1995, Juno provides multiple levels of service, including free basic Internet access, billable premium dial-up service, and (on a limited scale in selected markets) high-speed broadband access. The company's revenues are derived primarily from the subscription fees charged for the use of its premium Web access services, and to a lesser extent from the sale of advertising and from various forms of electronic commerce.

For more information about Juno, visit www.juno.com/corp/. To get a copy of the Juno software, go to www.juno.com or call 1-800-TRY-JUNO.

                                     # # #

Juno Online Services, Inc. recommends that you read the registration statement on Form S-4 filed with the Securities and Exchange Commission (the "SEC") by United Online, Inc. regarding the merger between Juno and NetZero because it contains important information. You may obtain a free copy of the registration statement and other documents filed by United Online, Juno or NetZero at the SEC's Web site at www.sec.gov. The registration statement, as well as documents filed by Juno, may also be obtained directly from Juno upon request made to Juno Online Services, Inc., 120 West 45th Street, 32nd Floor, New York, NY 10036, Attention: Secretary.

Statements in this press release regarding Juno Online Services, Inc. that are not historical facts are forward-looking statements and are subject to risks and uncertainties that could cause such statements to differ materially from actual future events or results. Any such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The following factors, among others, could cause Juno's actual results to differ materially from those described in a forward-looking statement: limited history of offering Juno's billable premium services and free basic service in its current form; history of losses; possible unavailability of financing as and if needed; risks that Juno may be unable to derive significant revenues from the sale of advertising, due to market conditions or other factors; inability to successfully migrate free subscribers to, or to retain subscribers in, Juno's billable premium services; increasing competition from existing or new competitors; rapid technological change; dependence on a limited number of telecommunications carriers and other third party vendors; risks and uncertainties related to Juno's proposed business combination with NetZero; possible industry consolidation; and potential fluctuations in quarterly and annual results. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed from time to time by Juno with the SEC, including the Quarterly Report on Form 10-Q filed May 11, 2001, for a discussion of these and other important risk factors.

"EBITDA" is not a measurement of financial performance under generally accepted accounting principles and should not be considered an alternative to net loss. EBITDA excludes interest, taxes, and non-cash expenses such as depreciation, amortization, and charges for stock-based subscriber acquisition.

                  JUNO ONLINE SERVICES, INC. AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                (in thousands)
                                  (unaudited)

                                                      Three Months                       Six Months
                                                     Ended June 30,                    Ended June 30,
                                                     --------------                    --------------
                                                2001               2000            2001              2000
                                                ----               ----            ----              ----

Revenues:
  Billable services ......................... $24,762          $ 18,429          $ 47,675          $ 35,165
  Advertising and transaction fees ..........   4,589            10,685            10,379            17,094
  Direct product sales ......................      --               439                --             1,341
                                              -------          --------          --------          --------

    Total revenues ..........................  29,351            29,553            58,054            53,600
                                              -------          --------          --------          --------

Cost of revenues:
  Billable services .........................  12,742            12,557            28,100            24,597
  Advertising and transaction fees ..........   1,608             2,262             3,139             4,012
  Direct product sales ......................      --               414                --             1,270
                                              --------         --------          --------          --------

    Total cost of revenues ..................  14,350            15,233            31,239            29,879
                                              --------         --------          --------          --------

Operating expenses:
  Operations, free service ..................   3,951             9,506            10,247            15,650
   Subscriber acquisition ...................   4,310            38,119            10,609            82,870
  Sales and marketing .......................   3,300             5,610             7,028             9,225
  Product development .......................   2,129             3,100             4,519             5,563
  General and administrative ................   2,986             2,486             6,367             4,262
   Merger costs .............................     960                --               960                --
                                              -------          --------          --------          --------

    Total operating expenses ................  17,636            58,821            39,730           117,570
                                              -------          --------          --------          --------

    Loss from operations ....................  (2,635)          (44,501)          (12,915)          (93,849)

Other income (expense):
   Interest income, net .....................     454             1,650             1,100             3,372
   Other expense ............................    (400)               --              (400)               --
                                              -------          --------          --------          --------

    Net loss ................................ $(2,581)         $(42,851)         $(12,215)         $(90,477)
                                              =======          ========          ========          ========

Basic and diluted net loss per share ........ $ (0.06)         $  (1.11)         $  (0.29)         $  (2.39)
                                              =======          ========          ========          ========



Weighted average shares outstanding used

     in basic and diluted per share

     calculations ...........................   41,711           38,715            41,538            37,901
                                              ========         ========          ========          ========

                  JUNO ONLINE SERVICES, INC. AND SUBSIDIARIES
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                       (in thousands, except share data)

                                                                     June 30,         December 31,
                                                                       2001               2000
                                                                       ----               ----
                                                                    (unaudited)
Assets
Current assets:
  Cash and cash equivalents..................................     $   41,961           $ 55,729
  Accounts receivable, net of allowance for
    doubtful accounts of $2,562 and $2,688 at June 30,
    2001 and December 31, 2000, respectively.................          7,767              9,420
  Prepaid expenses and other current assets..................          1,251              3,141
                                                                       -----              -----

    Total current assets.....................................         50,979             68,290

Fixed assets, net............................................          7,578              9,164
Other assets.................................................            217                917
                                                                         ---                ---

    Total assets.............................................     $   58,774        $    78,371
                                                                  ==========        ===========

Liabilities and stockholders' equity
Current liabilities:
  Accounts payable and accrued expenses......................     $   23,246        $    29,287
  Current portion of capital lease obligations...............            597              1,209
  Deferred revenue...........................................         13,454             14,578
                                                                      ------             ------

    Total current liabilities................................         37,297             45,074

Capital lease obligations....................................            298                402
Deferred rent................................................             93                150
Deferred revenue.............................................            ---                ---
Liabilities expected to be settled with common
  stock......................................................          4,000              4,000


Stockholders' equity:

   Preferred stock--$.01 par value; 5,000,000 shares                      ---               ---
    authorized, none issued and outstanding..................
   Common stock--$.01 par value; 133,333,334 shares authorized,
   41,746,854 and 41,134,350 shares issued and outstanding at
   June 30, 2001 and December 31, 2000
     respectively............................................            417                 411
   Additional paid-in capital................................        211,963             211,550
   Unearned compensation.....................................           (192)               (333)
   Cumulative translation adjustment.........................             (5)                 (1)
   Accumulated deficit.......................................       (195,097)           (182,882)
                                                                    --------            --------
    Total stockholders' equity...............................         17,086              28,745
                                                                      ------              ------
      Total liabilities and stockholders' equity.............     $   58,774         $    78,371
                                                                  ==========         ===========

                  JUNO ONLINE SERVICES, INC. AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (in thousands)
                                  (unaudited)

                                                                          Six Months Ended
                                                                             June 30,
                                                                 -----------------------------
                                                                    2001              2000
                                                                 ----------       ------------

Cash flows from operating activities:
  Net loss..................................................     $ (12,215)       $  (90,477)
  Adjustments to reconcile net loss to net cash
    used in operating activities:
    Depreciation and amortization...........................         1,919             1,689
    Impairment loss on investment...........................           400               ---
    Stock-based subscriber acquisition......................           ---               181
    Amortization of unearned compensation...................            64               117
    Changes in operating assets and liabilities:
      Accounts receivable...................................         1,653            (8,354)
      Prepaid expenses and other current assets.............         1,698             5,728
      Accounts payable and accrued expenses.................        (6,050)            7,233
      Deferred revenue......................................        (1,124)            2,605
                                                                    ------             -----

        Net cash used in operating activities...............       (13,655)          (81,278)
                                                                   -------           -------

Cash flows from investing activities:
  Purchases of fixed assets.................................          (189)           (5,780)
  Other assets..............................................           300              (404)
                                                                       ---              ----

        Net cash provided by (used in) investing activities.           111             (6,184)
                                                                       ---             ------

Cash flows from financing activities:
  Payments on capital lease obligations.....................          (716)            (1,135)
  Net proceeds from issuance of common stock................           ---             81,080
  Proceeds from issuance of common stock
    in connection with employee stock purchase plan.........           126                715
  Proceeds from issuance of common stock in
    connection with equity line facility,
    net of offering costs...................................           225                ---
  Proceeds from issuance of common stock
    upon exercise of stock options..........................           145                778
                                                                       ---                ---

        Net cash (used in) provided by financing activities.          (220)            81,438
                                                                      ----             ------

        Effect of exchange rate changes on cash and
           cash equivalents.................................           (4)                ---

        Net decrease in cash and cash equivalents...........       (13,768)            (6,024)

Cash and cash equivalents, beginning of period..............        55,729              91,497
                                                                    ------              ------

Cash and cash equivalents, end of period....................     $  41,961        $     85,473
                                                                 =========        ============
Supplemental disclosure of cash flow information:
  Cash paid for interest....................................     $      15        $         96


                  JUNO ONLINE SERVICES, INC. AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                        SEQUENTIAL QUARTERLY COMPARISON
                                (in thousands)
                                  (unaudited)

                                                                Three Months Ended
                                                                ------------------

                                                      June 30 2001        March 31, 2001
                                                      ------------        --------------
Revenues:
  Billable services ........................          $  24,762         $     22,913
  Advertising and transaction fees .........              4,589                5,790

    Total revenues .........................             29,351               28,703
                                                         ------               ------

Cost of revenues:
  Billable services ........................             12,742               15,358
  Advertising and transaction fees .........              1,608                1,531

    Total cost of revenues .................             14,350               16,889
                                                         ------               ------

Operating expenses:
  Operations, free service .................              3,951                6,296
  Subscriber acquisition ...................              4,310                6,299
  Sales and marketing ......................              3,300                3,728
  Product development ......................              2,129                2,390
  General and administrative ...............              2,986                3,381
  Merger costs .............................                960                  ---
                                                            ---

    Total operating expenses ...............             17,636               22,094
                                                         ------               ------

    Loss from operations ...................             (2,635)             (10,280)

Other income (expense):
   Interest income, net ....................                454                 ---
   Other expense............................               (400)                ---

    Net loss ...............................          $  (2,581)        $     (9,634)
                                                      ---------         ------------

Basic and diluted net loss per share........          $   (0.06)        $      (0.23)
                                                      =========         ============

Weighted average shares outstanding used
     in basic and diluted per share
     calculations..........................              41,711              41,362
                                                         ------              ------

                  JUNO ONLINE SERVICES, INC. AND SUBSIDIARIES
              (in thousands, except for selected subscriber data)
                                  (unaudited)


EBITDA:                                                    Three Months Ended
                                                          June 30,    March 31,
                                                            2001        2001
                                                            ----        ----


Net loss..................................            $   (2,581)    $ (9,634)

  Depreciation and amortization...........                   921        1,062
  Non-cash subscriber acquisition.........                   ---          884
  Interest income, net....................                  (454)        (646)
  Impairment loss on investment...........                   400          ---

       EBITDA ............................            $   (1,714)    $ (8,334)


Selected Subscriber Data:                  Jun. 30,     Mar. 31,      Dec. 31,     Sept. 30,     Jun. 30,
-------------------------                  --------     --------      --------     ---------     --------
                                             2001         2001          2000         2000          2000
                                             ----         ----          ----         ----          ----

Total registered subscriber accounts
  as of (1).........................       16,856,000   15,890,000    14,153,000   12,771,000    11,048,000
Active subscriber accounts in month
    ended (2).......................        3,345,000    4,133,000     4,001,000    3,700,000     3,379,000
Active Web-enabled
    Subscribers in month ended (3)          3,005,000    3,736,000     3,587,000    3,251,000     2,876,000
Billable subscription service
    accounts as of (4)..............          884,000      910,000       842,000      750,000       730,000



(1) Includes all subscriber accounts created since Juno's inception, computed after deduction of any accounts that have since been cancelled, but regardless of current activity, if any.

(2) Encompasses all registered subscriber accounts that connected at least once during the month, together with all subscribers to a billable service, in each case regardless of the type of activity or activities engaged in by such subscribers.

(3) Refers to the subset of active subscriber accounts that have been centrally provisioned for, and provided with the client-side software necessary to access, not only e-mail, but also the World Wide Web, regardless of the extent, if any, to which such subscribers have actually used the Web.

(4) Represents the subset of active subscriber accounts that carry a charge for premium functionality.